

7 January 2005

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904



SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Please note that Roger Campbell, who was based in our US office, has now left the Company. Following the implementation of our Level 1 ADR programme I will be making all necessary filings in future.

Yours faithfully





Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

Encs:

cc: Violet Pagan, Bank of New York (New York)
Richard Smith, Bank of New York (London)

ICAP plc
2 Broadgate
London
EC2M 7UR

Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975

ICAP

7 January 2005

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904



SEC MAIL PROCESSING SECTION
RECEIVED
JAN 1 0 2005
185
WASH, D.C.

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Please note that Roger Campbell, who was based in our US office, has now left the Company. Following the implementation of our Level 1 ADR programme I will be making all necessary filings in future.

Yours faithfully



Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

Encs:

cc: Violet Pagan, Bank of New York (New York)
Richard Smith, Bank of New York (London)

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

RNS Number:7454G
ICAP PLC
22 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


PROCESSING
SECTION
RECEIVED
JAN 10 2005
185
SEC MAIL
WASH., D.C.

1) NAME OF COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

INTERCAPITAL PRIVATE GROUP LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

AS PER 2

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed

73,860

8) Percentage of issued Class
0.01%

9) Class of security

ORDINARY SHARES OF 10P EACH

10) Date of transaction

21 DECEMBER 2004

11) Date company informed

21 DECEMBER 2004

12) Total holding following this notification

5,223,855

13) Total percentage holding of issued class following this notification

0.86%

14) Any additional information

SEE BELOW NOTIFICATION FROM INTERCAPITAL
PRIVATE GROUP LIMITED

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....22 DECEMBER 2004...................

To: The Directors
ICAP plc
(the "Company")

21st December 2004

Notification concerning interests in shares

1 We, Intercapital Private Group Limited ("IPGL") of Moorgate Hall, 155 Moorgate, London, EC2M 6XB, being a shareholder of the Company, hereby give notice to the Company, pursuant to the provisions of Section 198(1) of the Companies Act 1985 (the "Act"), of the event referred to in paragraph 3 below.

2 This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed on us and Mr and Mrs Spencer (who are interested in 46.7 per cent. of the share capital of IPGL) by, the said Section and arising out of the transactions referred to in paragraph 3 below.

3 On 21st December 2004 pursuant to agreements with a number of minority shareholders in our subsidiary company Intercapital Brokerage Services Limited ("IBS"), we disposed of 73,860 ordinary shares of 10 pence each in the capital of the Company.

4 Immediately following the disposal referred to in paragraph 3 above, we and Mr and Mrs Spencer (in respect of their holding in IPGL only) had a notifiable interest (within the meaning of Section 199(2) of the Act), in 130,769,560 shares of 10 pence each in the capital of the Company, 5,223,855 of which being registered in our name and the balance of 125,545,705 being registered in the name of Incap Finance BV.

Letter from and on behalf of: Intercapital Private Group Limited
Mr & Mrs M Spencer

END
HOLEALAAAFXLFFE

ICAP PLC - Director Shareholding

RNS Number:7455G
ICAP PLC
22 December 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


PROCESSING
SECTION
RECEIVED
JAN 1 0 2005
185
SEC MAIL
WASH., D.C.

1) NAME OF COMPANY

ICAP PLC

2) NAME OF DIRECTOR

MR MICHAEL SPENCER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

MR M SPENCER AND MRS SPENCER

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

INTERCAPITAL PRIVATE GROUP LIMITED	5,297,715
INCAP FINANCE BV	125,545,705
MICHAEL SPENCER	875,000
HELD IN TRUST FOR CHILDREN	50,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

TRANSFER OF SHARES FROM INTERCAPITAL PRIVATE GROUP LIMITED TO PERSONAL HOLDING

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

73,860

10) Percentage of issued Class

0.01%

11) Class of security

ORDINARY SHARES OF 10P EACH

12) Price per share

(NOT YET DETERMINED)

13) Date of transaction

21 DECEMBER 2004

14) Date company informed

21 DECEMBER 2004

15) Total holding following this notification

INTERCAPITAL PRIVATE GROUP LIMITED	5,223,855
INCAP FINANCE BV	125,545,705
MICHAEL SPENCER	948,860
HELD IN TRUST FOR CHILDREN	50,000

16) Total percentage holding of issued class following this notification

INTERCAPITAL PRIVATE GROUP LIMITED	0.86%
INCAP FINANCE BV	20.76%
MICHAEL SPENCER	0.16%
HELD IN TRUST FOR CHILDREN	0.008%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

SEE APPENDIX BELOW

24) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 22 DECEMBER 2004

APPENDIX

Intercapital Private Group Limited ("IPGL") has arrangements in place whereby ICAP plc shares will be transferred to minority shareholders in IPGL'S subsidiary, Intercapital Brokerage Services Limited. These transfers are pursuant to that arrangement. The arrangement dates back to the merger between Intercapital plc and Exco plc in 1998. No further shares will be transferred under this arrangement.

Because Michael Spencer owns more than one third of the shares in Intercapital Private Group Limited, he is deemed by the Companies Act, 1985 to be interested in all the shares owned by it. His economic interest in ICAP plc is not altered by this transaction.

22 December 2004

END

END

RDSEALAAAFXLFFE

ICAP PLC - ADR Level-1 Programme

RNS Number:3167G
ICAP PLC
13 December 2004


PROCESSING
SECTION
RECEIVED
JAN 1 0 2005
185
SEC MAIL
WASH., D.C.

ICAP plc establishes Level-1 American Depositary Receipt Programme

ICAP plc ("IAP": London Stock Exchange) today announced the establishment of a Level-1 American Depositary Receipt (ADR) programme trading on the US Over-the-Counter (OTC) market.

Each ICAP ADR represents two ICAP ordinary shares as traded on the London Stock Exchange. The code for ICAP's ADR is "IAPLY" and its CUSIP number is 450936109.

The Bank of New York has been appointed as the depositary bank for the

Level-1 ADR programme.

ICAP already has a number of US shareholders, and the ADR programme is a further step in raising the company's profile among US investors.

Contact: Mike Sheard ICAP Director of Corporate Affairs (44) 20 7050 7103

About ICAP

ICAP is the world's largest interdealer broker with a daily average transaction volume in excess of US$700 billion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCEAEADFDLLFFE

ICAP PLC - Holding(s) in Company

RNS Number:1844G
ICAP PLC
8 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


PROCESSING
SECTION
RECEIVED
JAN 10 2005
185
SEC MAIL
WASM, D.C.

1) NAME OF COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INVESTMENTS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

2,223,806

6) Percentage of issued Class

0.37%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

07.12.04

11) Date company informed

07.12.04

12) Total holding following this notification

36,457,520

13) Total percentage holding of issued class following this notification

6.028%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ... 8 DECEMBER 2004 ....

Letter to ICAP Plc

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From Fidelity Investments

Amendment £11

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO) Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings),

Fidelity International Limited (FIL)
PO,Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd, (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C, Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Rani Jandu
Regulatory Reporting Supervisor, FIL - investment Compliance
Duly authorized under Powers of Attorney dated July 9, 2004 by Eric D. Rotter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A
Security: ICAP Plc   Amendment £ 11

SHARES HELD	MANAGEMENT COMPANY	NOMINEES/REGISTERED NAME
19,400	FIA(K)L	STATE STREET HONG KONG Total
752,800	FII	JP MORGAN BOURNEMOUTH Total
242,920	FIJ	BROWN BROTHERS HARRIMAN AND CO Total
106,200	FIL	BANK OF NEW YORK BRUSSELS Total
3,296,730	FIL	BROWN BROS HARRIMAN LTD LUX Total
560,500	FIL	JP MORGAN BOURNEMOUTH Total
491,600	FIL	NATIONAL ASTL BK MELBOURNE Total
211,100	FIL	NORTHERN TRUST LONDON Total
438,676	FIL	STATE STR BK AND TR CO LNDN (S Total
20,633,120	FISL	JP MORGAN BOURNEMOUTH Total
68,000	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
296,550	FMRCO	MELLON BANK N.A. Total
167,700	FMRCO	NORTHERN TRUST LONDON Total
150,700	FMRCO	STATE STREET BANK AND TR CO Total
175,400	FMTC	BANK OF NEW YORK Total
683,800	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
243,600	FMTC	JPMORGAN CHASE BANK Total
352,800	FMTC	NORTHERN TRUST CO Total
689,900	FMTC	STATE STREET BANK AND TR CO Total
971,574	FPM	BANK OF NEW YORK BRUSSELS Total
176,024	FPM	BANK OF NEW YORK EUROPE LDN Total
16,800	FPM	CHASE MANHATTAN LONDON Total
120,600	FPM	CHASE MANHATTAN BK AG FRNKFRT (S Total
822,735	FPM	CITIBANK LONDON Total
93,400	FPM	CLYDESDALE BANK PLC Total
14,000	FPM	DEXIA PRIVATBANK Total
463,800	FPM	JP MORGAN BOURNEMOUTH Total
249,500	FPM	MELLON BANK Total
38,100	FPM	NORDEA BANK AB Total
2,455,736	FPM	NORTHERN TRUST LONDON Total

1,441,955	FPM	STATE STREET BANK AND TR CO (S Total
36,467,520		Grand Total Ordinary Shares

Currant ownership percentage: 6.028%
Shares in issue: 604,754,684
Change in holdings since last filing: +2,223,806 ordinary shares

END
HOLEAKAPEDDLFFE

RNS Number:5638F
ICAP PLC
24 November 2004


PROCESSING
SECTION
RECEIVED
JAN 10 2005
185
SEC MAIL
WASH., D.C.

ICAP Interim Results for six months ended 30 September 2004

ICAP plc, the world's largest voice and electronic interdealer broker, today announced Interim Results for the six months ended 30 September 2004.

Highlights:

	6 months 30/09/04 £m	6 months 30/09/03 £m	Variance Reported1 %	Variance Constant2 %
Group turnover	386.9	407.7	(5)	1
Net operating expenses	309.3	327.1	5	(1)
Profit3	83.7	85.4	(2)	2
EPS (adjusted)	9.0p	9.1p	(1)	
Interim dividend	1.85p	1.7p	9	

* Group operating profit margin4 maintained at 20%
* Turnover in electronic broking rose to £39.9 million (2003: £29.5 million) and profit3 rose to £9.4 million (2003: £1.2 million)
* Statutory profit after tax was £37.5 million (2003: £48.2 million). Basic earnings per share were 6.3p (2003: 8.3p)

Michael Spencer, Group Chief Executive, said:

" We have demonstrated the resilience of our business in the face of slower markets and the weak US dollar. Assuming current market activity levels continue (and an exchange rate of £1:$1.85), we remain on track to deliver improved results in the current year, assisted by reductions in our cost base.

This has been a very demanding half-year with an encouraging outcome given the market conditions. Growth in overall market volumes has been subdued compared to the sustained growth that we have experienced in previous years.

A highlight of these results is the 35% increase in turnover in electronic broking to £39.9 million. The operating profit margin improved to 24%, demonstrating the substantial operational leverage in these businesses.

ICAP is a growth business in a growth market. Our strategy remains to grow both organically and through selective acquisition to take our share of the combined voice and electronic market from a current 28% to exceed 35%."

There will be an analyst's briefing at 9:30 am GMT on Wednesday 24 November 2004 at 2 Broadgate, London EC2M 7UR. An audiocast of the presentation made to analysts at 9:30 am GMT on 24 November 2004 will be available on the web site, www.icap.com at 1:00 pm GMT on 24 November 2004. It will remain on the web site for six months.

24 November 2004

Enquiries
ICAP plc
Michael Spencer Group Chief Executive (44) 20 7050 7400
Mike Sheard Director of Corporate Affairs (44) 20 7050 7103

The Maitland Consultancy
Lydia Pretzlik (44) 20 7379 5151
About ICAP

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $700 billion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

Please go to www.icap.com for more information.

Notes

1 Reported exchange rates
2 Constant exchange rate variances are calculated by restating the six months to 30/9/03 (the prior period) at the average exchange rate that prevailed for the six months to 30/9/04 (the current period). Additionally, an adjustment is made to the current period to ensure that there is an equal time period of contribution from acquisitions in the current and prior periods.
3 Profit is defined as pre-tax operating profit before goodwill amortisation and exceptional items.
4 Group operating profit before tax, goodwill amortisation and exceptional items as a percentage of group turnover

ICAP plc
Interim Results for six months ended 30 September 2004

Operating review

This has been a demanding half-year with an encouraging outcome given the market conditions. Growth in overall market volumes has been subdued compared to the sustained growth that we have experienced in previous years. We have successfully managed to keep our costs under control and have reduced the cost base for the second half.

Profit before tax, goodwill amortisation and exceptionals was £83.7 million compared to £85.4 million. Currency movements, in particular the weakness of the US dollar against sterling, had a £28.9 million adverse impact on Group turnover and reduced the Group's pre-tax profit, before goodwill amortisation and exceptional items, by £5.8 million. Profit before tax on a statutory basis was £58.9 million compared to £71.3 million.

Following the successful integration of BrokerTec the performance of our electronic broking businesses has been outstanding with rising volumes and significant market share advances. Profit* rose from £1.2 million to £9.4 million. In contrast, voice broking felt the impact of rising or static interest rates, with profit* declining to £60.9 million from £72.1 million in the previous year.

Electronic Broking
The combination of voice and electronic broking brings clear benefits to both businesses. We now have four years experience of managing these parallel businesses, controlling costs and motivating our staff. The integration of our electronic broking systems with the banks' internal systems has created an invaluable e-broking franchise.

There was a 35% increase in turnover in electronic broking to £39.9 million. The operating profit margin improved to 24%, demonstrating the substantial operational leverage in these businesses.

Volumes on ICAP's electronic broking platforms reached record levels of US$46 trillion in the third quarter of 2004, up 63% on the same period in 2003.

In the key US Treasury market, electronic volume increased by 59% over the previous year to reach US$9 trillion for the quarter. We estimate that our combined voice and electronic market share overall in US Treasury products exceeded 58% for the quarter, a significant increase from 41% in the same period in 2003. ICAP is also firmly established as market leader in the European and

US$ repo markets where electronic broking volumes in the 3rd quarter grew significantly to reach US$18 trillion in Europe and US$19 trillion in North America.

The BrokerTec system is continually enhanced, providing traders with more functionality and more effective ways to manage market and credit risk. Credit derivatives are the latest products to be added to the platform and operate alongside ICAP's voice broking businesses. This is a rapidly growing market where electronic trading of credit indices is really taking off.

A further important development was the launch of electronic broking of EONIA (the short end of the Euro interest rate swaps market) in September. 17 banks are currently trading electronically with a further 14 preparing to use the system. Volumes and volume growth since the launch have been very encouraging bringing new business in addition to our existing voice only business. Already nearly 20% of our EONIA volume is electronic - a significant achievement and better than anticipated.

i-Forwards, ICAP's electronic broking system for forward foreign exchange, is being tested by a small number of London clients. Live trades have been executed in each of the launch currencies; Euro, Sterling and Yen. Both fully electronic and voice assisted trades share a combined liquidity pool between the participating centres; London, New York and Copenhagen. By early 2005 a further 25 banks are expected to be added to the system.

Derivatives and money broking
ICAP's turnover in derivatives and money markets fell from £160.7 million to £148.7 million, generating profit* of £32.2 million (2003 - £35.5 million). Interest rate swap volatility fell back to 2002 levels during the summer and market volumes followed. With Euro interest rates on hold, medium term interest rate markets were slower. The US dollar, Sterling and Yen markets remained comparatively busy, as were interest rate options.

Securities broking
The overall effect of changes in market activity was reduced turnover of £162.8 million, generating a profit* of £25.7 million (2003 - £34.2 million). Rising interest rates depressed issuance in the corporate bond and mortgage markets, but emerging markets attracted increased activity. Issuance to fund rising deficits fuelled volumes in the government bond markets. Average daily US Treasury volumes grew to $478 billion/day in the third quarter of 2004, 6.9% below the previous quarter but 3% above the same period in the previous year.

Energy
ICAP Energy's turnover rose to £23.7 million from £20.0 million in 2003. Profit* rose to £3.0 million. The energy markets have generally been more active with oil being the most visible. Revenues in the North American electricity market grew by 45%, where new clearing mechanisms have attracted new market entrants. In Europe, electronic broking has expanded considerably.

Information services
The sale of financial information remains very competitive as our customers continue to operate in tight markets. We are investing in a more sophisticated system to improve information retrieval and distribution. Profit* from information services was unchanged at £7.3 million.

Geographic analysis
America was the most profitable region with turnover of £179.7 million generating profit* of £39.1 million (2003 - £35.8 million), a margin of 22%. Turnover in Europe was £166.2 million, generating profit* of £33.5 million (2003 - £40.9 million). Profit* in Asia Pacific grew to £5.0 million (2003 - £3.9 million) on turnover of £41.0 million.

International Financial Reporting Standards

The Group will be implementing International Financial Reporting Standards (IFRS) for the financial year ending 31 March 2006 and work to meet the IFRS requirements is progressing to plan.

The preliminary results for the year ended 31 March 2005 will be announced on 24 May 2005. These results will be on a UK GAAP basis, and in addition it is intended to provide an unaudited reconciliation of the profit and loss account and net assets between UK GAAP and IFRS.

Fully restated audited accounts under IFRS for the year ended 31 March 2005 will be presented on the day of the Annual General Meeting, which is scheduled to take place in July 2005.

Dividend and share repurchase activities

An interim dividend of 1.85 pence per share (2003: 1.7 pence) covering the six-month period to 30 September 2004 will be paid on 25 February 2005 to shareholders on the register on 28 January 2005.

During the first half of the financial year 7,920,000 ICAP plc 10p ordinary shares were purchased and cancelled at an average price of 217p per ordinary share.

Outlook

ICAP is a growth business in a growth market. Our strategy remains to grow both organically and through selective acquisition to take our share of the combined voice and electronic market from a current 28% to exceed 35%. Historically, underlying market revenue growth has been between 3% and 5% and we believe that the long-term trend will remain at these levels. In 2003 market activity grew significantly more quickly at circa 7%, but this year growth has been closer to zero.

The growth drivers in our markets include:

- interest rate volatility
- increased commitment of risk capital to the interest rate, energy and FX markets by the hedge funds and banks
- growth in bond issuance, driven by national deficit funding or capital raising by corporate and financial institutions
- market share changes from industry consolidation

- development of new markets e.g. Korea, China and Latin America
- introduction of new products e.g. carbon emissions, coal and freight.

In the more liquid and commoditised markets, electronic broking creates additional growth opportunities through:

- the efficiency of electronic broking increasing trading volumes and attracting business previously traded directly between banks
- increased market concentration and high barriers to entry resulting in fewer players with larger market shares
- increased integration with the banks' client trading systems and "black box" trading systems.

ICAP's operations combine voice and electronic broking but we now consider our competitors in two distinct groups; those who have traction in electronic broking and the remainder who only have voice broking capabilities. We have demonstrated our market leadership in both of these sectors, which will develop at different rates.

After a very slow summer we have seen some improvement in overall market activity. Since the US election, activity levels have risen slightly. The performance of our electronic broking businesses continues to be exceptionally encouraging. Hedge funds have historically been involved in the derivatives and fixed income markets, through the banks. Their appetite fell away during the summer but it seems likely that with increasing assets under management, they will soon return to these markets.

We have demonstrated the resilience of our business in the face of slower markets and the weak US dollar. Assuming current market activity levels continue (and an exchange rate of £1:$1.85), we remain on track to deliver improved

results in the current year, assisted by reductions in our cost base.

* Profit is defined as pre-tax operating profit before goodwill amortisation, exceptional items, interest and share of operating profit of joint ventures and associates. We continue to believe that this measure better reflects the Group's performance and it is reconciled to statutory profit before interest and tax in the segmental analysis shown in note 2.

Consolidated Profit and Loss Account

		Unaudited 6 months ended 30 September 2004				Unaudited 6 months
		Before goodwill amortisation and exceptional items		Exceptional items (note 4)		Before goodwill amortisation and exceptional items
			Goodwill		Total	
	Note	£m	£m	£m	£m	£m
Turnover including share of joint ventures	2	395.8	-	-	395.8	417.5
Less share of joint ventures' turnover		(8.9)	-	-	(8.9)	(9.8)
Group turnover		386.9	-	-	386.9	407.7
Net operating expenses	3	(309.3)	(18.6)	(6.0)	(333.9)	(327.1)
Group operating profit		77.6	(18.6)	(6.0)	53.0	80.6
Share of operating profit of joint ventures and associates		3.8	(0.2)	-	3.6	4.6
Total operating profit		81.4	(18.8)	(6.0)	56.6	85.2
Net profit on disposal of tangible fixed assets		-	-	-	-	-
Profit before interest	2	81.4	(18.8)	(6.0)	56.6	85.2
Net interest receivable		2.3	-	-	2.3	0.2
Profit on ordinary activities before taxation		83.7	(18.8)	(6.0)	58.9	85.4
Taxation on profit on ordinary activities	5	(28.8)	5.6	1.8	(21.4)	(29.7)

	Note					
Profit on ordinary activities after taxation		54.9	(13.2)	(4.2)	37.5	55.7
Minority interests - equity		(0.8)	-	-	(0.8)	(2.1)
Profit for the financial period		54.1	(13.2)	(4.2)	36.7	53.6
Dividends	6	(12.5)	-	-	(12.5)	(12.4)
Retained profit for the financial period		41.6	(13.2)	(4.2)	24.2	41.2
Earnings per 10p ordinary share						
- basic	7				6.3p	
- diluted	7				5.9p	
- adjusted	7	9.0p				9.1p

The Group's results are derived wholly from continuing operations.

Consolidated Profit and Loss Account (Cont...)

	Unaudited 6 months ended 30 September 2004					Audited	
		Before goodwill amortisation and exceptional items	Goodwill	Exceptional items (note 4)	Total	Before goodwill amortisation and exceptional items	Goc
	Note	£m	£m	£m	£m	£m	
Turnover including including share of joint ventures	2	395.8	-	-	395.8	819.3	
Less share of joint ventures' turnover		(8.9)	-	-	(8.9)	(17.9)	
Group turnover		386.9	-	-	386.9	801.4	
Net operating expenses	3	(309.3)	(18.6)	(6.0)	(333.9)	(641.1)	
Group operating profit		77.6	(18.6)	(6.0)	53.0	160.3	
Share of operating profit of joint ventures and associates		3.8	(0.2)	-	3.6	8.3	
Total operating profit		81.4	(18.8)	(6.0)	56.6	168.6	
Net profit on disposal of tangible fixed assets		-	-	-	-	-	
Profit before interest	2	81.4	(18.8)	(6.0)	56.6	168.6	
Net interest receivable		2.3	-	-	2.3	1.6	
Profit on ordinary		83.7	(18.8)	(6.0)	58.9	170.2	

	Note					
activities before taxation						
Taxation on profit on ordinary activities	5	(28.8)	5.6	1.8	(21.4)	(57.6)
Profit on ordinary activities after taxation		54.9	(13.2)	(4.2)	37.5	112.6
Minority interests - equity		(0.8)	-	-	(0.8)	(3.2)
Profit for the financial period		54.1	(13.2)	(4.2)	36.7	109.4
Dividends	6	(12.5)	-	-	(12.5)	(44.9)
Retained profit for the financial period		41.6	(13.2)	(4.2)	24.2	64.5
Earnings per 10p ordinary share						
- basic	7				6.3p	
- diluted	7				5.9p	
- adjusted	7	9.0p				18.4p

The Group's results are derived wholly from continuing operations.

Consolidated Balance Sheet

	Note	Unaudited as at 30 September 2004 £m	Unaudited as at 30 September 2003* £m	Audited as at 31 March 2004 £m
Fixed assets				
Intangible assets		230.4	282.1	269.0
Tangible assets		76.1	65.4	64.7
Investments in joint ventures		6.4	6.3	6.7
Investments in associates		10.5	6.2	6.6
Other investments		7.8	3.3	3.2
		331.2	363.3	350.2
Current assets				
Debtors	8	766.5	1,178.9	521.0
Investments		15.6	15.5	15.9
Cash at bank and in hand		169.2	194.9	214.2
		951.3	1,389.3	751.1
Creditors: amounts falling due within one year	8	(792.6)	(1,254.2)	(589.7)
Net current assets		158.7	135.1	161.4
Total assets less current liabilities		489.9	498.4	511.6
Creditors: amounts falling due after more than one year		(17.9)	(13.0)	(21.5)
Provisions for liabilities and charges		(13.3)	(8.4)	(11.2)
Net assets		458.7	477.0	478.9
Capital and reserves				
Called up share capital	9	60.5	57.5	57.8
Contingent share capital	9	5.6	96.8	108.1
Share premium account	9	215.0	141.7	143.7
Other reserves	9	29.1	31.4	28.0
Profit and loss account	9	139.0	140.1	130.6
Shareholders' funds - equity		449.2	467.5	468.2

Minority interests - equity		9.5	9.5	10.7
		458.7	477.0	478.9

*Restated following the adoption of UITF 38 (note 1)

Consolidated Statement of Total Recognised Gains and Losses

	Note	Unaudited 6 months ended 30 September 2004 £m	Unaudited 6 months ended 30 September 2003 £m	Audited year ended 31 March 2004 £m
Profit for the financial period		36.7	46.1	84.5
Adjustments to reserves				
- Exchange adjustments on net investments in overseas undertakings	9	4.5	(8.6)	(27.5)
Total recognised gains and losses for the period		41.2	37.5	57.0

Reconciliation of Movements in Consolidated Shareholders' Funds

	Note	Unaudited 6 months ended 30 September 2004 £m	Unaudited 6 months ended 30 September 2003* £m	Audited year ended 31 March 2004 £m
Profit for the financial period		36.7	46.1	84.5
Dividends		(12.5)	(12.4)	(44.9)
Retained profit for the financial period		24.2	33.7	39.6
Other recognised gains and losses	9	4.5	(8.6)	(27.5)
Movement in contingent share capital	9	(102.5)	73.9	85.2
Ordinary shares issued	9	74.8	117.7	120.0
Ordinary shares cancelled	9	(17.3)	-	-
Increase in investment in own shares	9	(2.7)	(4.0)	(1.7)
Net(decrease)/increase in shareholders' funds		(19.0)	212.7	215.6
Opening shareholders'funds		468.2	254.8	252.6
Closing shareholders' funds		449.2	467.5	468.2

* Restated following the adoption of UITF 38 (note 1)

Consolidated Cash Flow Statement

	Unaudited	Unaudited	Audited

	Note	6 months ended 30 September 2004 £m	6 months ended 30 September 2003* £m	year ended 31 March 2004 £m
Cash inflow from operating activities Before operating exceptional items	10(a)	61.9	81.5	182.9
Operating exceptional items paid		(0.6)	(1.7)	(5.6)
		61.3	79.8	177.3
Dividends received from joint ventures and associates		2.7	1.8	3.6
Returns on investments and servicing of finance		0.3	(0.2)	1.3
Taxation		(19.2)	(18.5)	(49.7)
Capital expenditure and financial investment		(34.0)	(13.6)	(23.6)
Acquisitions and disposals		(15.8)	(4.7)	(13.0)
Equity dividends paid		(34.0)	(26.1)	(35.7)
Management of liquid resources		0.5	1.1	(0.2)
Financing		(12.6)	(0.2)	1.1
(Decrease)/increase in cash in the period	10(b)	(50.8)	19.4	61.1

Notes to the Financial Statements

1 Basis of preparation

The Interim Report has been prepared under the historical cost convention, in accord
applicable United Kingdom accounting standards and in accordance with the accounting
definitions set out in the Annual Report of ICAP plc for the year ended 31 March 200
In the Annual Report for the year ended 31 March 2004, the Group adopted the provisi
"Accounting for ESOP Trusts". The results for the 6 months to 30 September 2003 have
restated accordingly. The effect on the Group's balance sheet has been to reduce equ
funds by £4.0m as at 30 September 2003. There is no impact on the profit and loss ac
months to 30 September 2003.

The Interim Report is unaudited but has been reviewed by the auditors, Pricewaterhou
their report is set out on page 11. The statutory accounts to 31 March 2004 have bee
Registrar of Companies and the auditors issued an unqualified report thereon which c
statement under Section 237 of the Companies Act 1985.

2 Segmental information

(a) Turnover

Analysis by activity	6 months ended 30 September 2004 Continuing operations £m	Joint ventures £m	Total £m	6 months ended 3 Continuing operations £m	ver
Securities broking	162.8	1.6	164.4	186.3	
Derivatives and money broking	148.7	7.3	156.0	160.7	
Energy broking	23.7	-	23.7	20.0	
Electronic broking	39.9	-	39.9	29.5	
Information services	11.8	-	11.8	11.2	
	386.9	8.9	395.8	407.7	

	Year ended 31 Mar
	Continuing operations ver
	£m
Securities broking	365.0
Derivatives and money broking	309.2
Energy broking	41.4
Electronic broking	62.0
Information services	23.8
	801.4

Analysis by geographic location	6 months ended 30 September 2004			6 months ended 3C	
	Continuing operations £m	Joint ventures £m	Total £m	Continuing operations £m	Joir vent £m
Americas	179.7	5.1	184.8	192.4	7.0
Europe	166.2	2.5	168.7	172.1	2.5
Asia Pacific	41.0	1.3	42.3	43.2	0.3
	386.9	8.9	395.8	407.7	9.8

	Year ended 31 Mar	
	Continuing operations £m	Joir vent £m
Americas	371.7	
Europe	345.1	
Asia Pacific	84.6	
	801.4	

The geographic analysis presented above shows the Group's turnover by origin. There difference between the Group's turnover by origin and its turnover by destination.

2 Segmental information continued

(b) Profit before interest

Analysis by activity	6 months ended 30 September 2004			
	Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	Gc

Securities broking	25.7	0.1	25.8	
Derivatives and money broking	32.2	3.7	35.9	
Energy broking	3.0	-	3.0	
Electronic broking	9.4	-	9.4	
Information services	7.3	-	7.3	
	77.6	3.8	81.4	
Exceptional items (note 4)				
Total				

6 months ended 30 September 2003

	Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	Gc
Securities broking	34.2	0.5	34.7	
Derivatives and money broking	35.5	3.9	39.4	
Energy broking	2.4	-	2.4	
Electronic broking	1.2	0.2	1.4	
Information services	7.3	-	7.3	
	80.6	4.6	85.2	
Exceptional items (note 4)				
Total				

Year ended 31 March 2004

	Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	Gc
Securities broking	66.5	0.7	67.2	
Derivatives and money broking	68.5	7.0	75.5	
Energy broking	5.2	-	5.2	
Electronic broking	4.7	0.6	5.3	
Information services	15.4	-	15.4	
	160.3	8.3	168.6	
Exceptional items (note 4)				
Total				

Analysis by geographic location

6 months ended 30 September 2004

	Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	Gc

	Americas		39.1	1.5	40.6	
	Europe		33.5	0.7	34.2	
	Asia Pacific		5.0	1.6	6.6	
			77.6	3.8	81.4	
	Exceptional items (note 4)					
	Total					

			6 months ended 30 September 2003			
			Continuing operations before goodwill	Joint ventures and associates	Total before goodwill	Gc
			£m	£m	£m	
	Americas		35.8	2.1	37.9	
	Europe		40.9	1.3	42.2	
	Asia Pacific		3.9	1.2	5.1	
			80.6	4.6	85.2	
	Exceptional items (note 4)					
	Total					

2 Segmental information continued

			Year ended 31 March 2004			
			Continuing operations before goodwill	Joint ventures and associates	Total before goodwill	G
			£m	£m	£m	
	Americas		71.0	3.7	74.7	
	Europe		81.9	2.8	84.7	
	Asia Pacific		7.4	1.8	9.2	
			160.3	8.3	168.6	
	Exceptional items (note 4)					
	Total					

3 Net operating expenses

Net operating expenses include other operating income of £5.8m (6 months to 30 Septe
year ended 31 March 2004 - £12.1m) principally consisting of £4.5m relating to a gov
receivable for the current period in the US under a Business Employment Incentive Pr

4 Exceptional items

					6 months ended 30 September	6 m Sept
					£m	
	Operating exceptional items					
	Property and move related expenses				(6.1)	

Exceptional items relating to acquisitions				0.1	
Other operating exceptional items				-	
				(6.0)	
Non-operating exceptional items					
Profit on disposal of tangible fixed assets				-	
Exceptional items included in profit before interest				(6.0)	
Taxation				1.8	
Total exceptional items				(4.2)	

5 Taxation on profit on ordinary activities

	6 months ended 30 September 2004	6 … Sep…
	£m	
Current taxation		
UK Corporation Tax at 30.0%		
- Current period	10.1	
- Double tax relief	(3.0)	
- Adjustment to prior periods	(0.8)	
Overseas taxation		
- Current period	16.6	
- Adjustment to prior periods	(0.3)	
	22.6	
Share of taxation of joint ventures and associates	1.4	
	24.0	
Deferred taxation	(2.6)	
	21.4	

The Group's tax charge is stated after taking into account the tax effect of excepti
reduced the Group's tax charge by £1.8m (30 September 2003 - £1.0m; 31 March 2004 -
charge for the period to 30 September 2004 also includes tax relief of £5.6m for goc
acquisitions (30 September 2003 - £5.6m; 31 March 2004 - £12.0m).
The Group's tax charge exceeds the UK statutory rate because of the tax effect of cc
deductible for tax purposes and the higher corporate tax rates applying to certain c

6 Dividends

	6 months ended 30 September 2004	6 … Sep…
Dividends in respect of ordinary shares:	£m	
Interim dividend of 1.85p per 10p ordinary share (2003 - 1.7p per share)	11.0	
Final dividend of 5.7p per 10p ordinary share	-	
Adjustment to dividend declared in prior period	1.5	

	12.5

The adjustment of £1.5m relates to the additional final dividend paid for the year e
in respect of the further shares issued in July 2004 for the BrokerTec acquisition.

7 Earnings per 10p ordinary share

Basic earnings per share is calculated by dividing the profit for the financial peri
months ended 30 September 2003 - £46.1m; year ended 31 March 2004 - £84.5m) by the w
number of ordinary 10p shares in issue during the period of 579.0m shares (6 months
2003 - 555.0m; year ended 31 March 2004 - 561.4m).

The weighted average number of ordinary shares in issue excludes the weighted averag
held by trusts relating to employee share schemes to which the participating employe
unconditionally entitled, being 9.9m shares (6 months ended 30 September 2003 - 8.0m
March 2004 - 8.3m).

Adjusted earnings per share is based on earnings before goodwill amortisation and ex
(and their tax effects) and is presented in order to assist in the understanding of
performance of the Group's businesses. Since post acquisition profits are included i
adjusted weighted average number of shares takes into account the effect of continge
capital.

Diluted earnings per share takes into account the dilutive effect of share options c
the Company's employee share schemes and the dilutive effect of contingent share cap

	6 months ended 30 September 2004	6 Sep
	£m	
Earnings		
Profit for the financial period	36.7	
Goodwill amortisation	18.8	
Exceptional items (note 4)	6.0	
Taxation on exceptional items and goodwill amortisation	(7.4)	
Adjusted earnings	54.1	
	Shares millions	mi
Weighted average number of shares		
Basic	579.0	
Dilutive effect of contingent share capital	23.8	
Adjusted	602.8	
Dilutive effect of share options	14.7	
Diluted	617.5	

				Pence	Penc
Earnings per share					
Basic				6.3	
Diluted				5.9	
Adjusted				9.0	

8 Matched principal business

Certain companies in the Group are involved as principal in the purchase and simulta to sell securities between third parties.

In accordance with the Group's accounting policies, outstanding transactions which h settlement date (initially unsettled transactions) and where neither side of the tra settled are shown gross and are included in trade debtors and trade creditors. As at the gross amount of the purchase and sale commitments such amounts included in both creditors were £569m (30 September 2003 - £1,008m; 31 March 2004 - £349m). Substanti trades have now settled.

9 Capital and reserves

	Share capital	Contingent share capital	Share premium account	Other reserves	F a
	£m	£m	£m	£m	
As at 1 April 2004	57.8	108.1	143.7	28.0	
Contingent share capital issued (a)	3.4	(96.1)	70.9	-	
Other ordinary shares issued	0.1	-	0.4	-	
Ordinary shares cancelled (b)	(0.8)	-	-	0.8	
Other movements in contingent share capital (c)	-	(6.4)	-	-	
Increase in investment in own shares	-	-	-	-	
Retained profit for the period	-	-	-	-	
Exchange adjustments on net investments in overseas undertakings	-	-	-	0.3	
As at 30 September 2004	60.5	5.6	215.0	29.1	

(a) In July 2004, 33,720,495 ordinary shares of 10p each with a net market value issued as final consideration to acquire BrokerTec from its former shareholc were included within contingent share capital as at 31 March 2004 at a marke £96.1m.

(b) During the period the Company repurchased 7,920,000 ordinary shares of 10p e £17.3m. These shares were subsequently cancelled.

(c) During the period the directors of ICAP exercised the Group's option to sati consideration payments for the First Brokers and ICAP Energy acquisitions ir shares. Contingent share capital has been reduced by £6.2m accordingly. Furt have been made to contingent share capital as a result of the re-estimation consideration due for First Brokers and ICAP Energy.

10 Cash flow

(a) Reconciliation of operating profit to net cash inflow from operating activities	6 months ended 30 September 2004 £m	6 Sep
Total operating profit	56.6	
Operating exceptional items	6.0	
Share of operating profits and losses of joint ventures and associates	(3.6)	
Depreciation of tangible fixed assets	11.8	
Amortisation of goodwill	18.6	
Amortisation of other investments	-	
Amortisation of the cost of own shares	1.2	
Loss on sale of fixed assets	0.2	
Increase in debtors	(42.1)	
Increase in creditors	13.2	
Cash inflow from operating activities before operating exceptional items	61.9	

(b) Reconciliation of net cash inflow to movement in net funds	6 months ended 30 September 2004 £m	6 Sep
(Decrease)/increase in cash in the period	(50.8)	
Cash outflow from financing	0.7	
Cash (inflow)/outflow from management of liquid resources	(0.5)	
(Decrease)/increase in net funds resulting from cash flows	(50.6)	
Exchange adjustments	1.2	
Current asset investments acquired with subsidiary	-	
Finance leases acquired with subsidiary	-	
Other non-cash movements	-	
(Decrease)/increase in net funds	(49.4)	
Opening net funds	227.2	
Closing net funds	177.8	

11 Contingent Liabilities

(a) In July 2003, it was announced that two of the Group's subsidiary undertakings a were among those being sued in connection with an alleged infringement of patent nun the United States of America. The Group has rejected the claim and in January 2004 t court for the district of Delaware denied the claimant's request for a preliminary i September 2004 the Court granted the Company's application to be dismissed from the continues and is expected to be heard in 2005.

On 27 May 2004, a co-defendant announced that as part of the court proceedings the c stated its damage claims against the defendants, including the Group, to be an amour

of 31 March 2004.

At this stage it is not possible to predict the outcome with certainty or to determi liability, if any, of the Group, but based on current available information and afte with the Group's lawyers the directors continue to expect a successful outcome for t provision has been made in the financial statements for the year ended 31 March 2004 ended 30 September 2004.

(b) From time to time the Group is engaged in litigation on employee related and oth not possible to quantify the extent of such liabilities but they are not expected tc adverse effect on the Group's results or net assets.

12 Exchange Rates

The principal exchange rates which affect the Group, expressed in currency per £1, a shown below:

	Closing rate as at 30 September 2004	Closing rate as at 30 September 2003	Closing rate as at 31 March 2004	Average rate 6 months ended 30 September 2004	A 6 Sep 2C
US Dollar	1.81	1.66	1.84	1.81	
Euro	1.46	1.43	1.50	1.49	
Yen	199.44	185.60	191.20	198.14	1

Webcast URL http://events.simplywebcast.com/icap_nov_2004

This information is provided by RNS
The company news service from the London Stock Exchange

END
IR FEIFMDSLSEEF



Interim Report

for the six months ended
30 September 2004

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $700 billion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

ICAP plc
Registered number: 3611426

Interim Results
for the six months ended 30 September 2004

	6 months ended 30 September 2004	6 months ended 30 September 2003	Variance	
	£m	£m	Reported[1] %	Constant[2] %
Group turnover	**386.9**	407.7	(5)	1
Net operating expenses	**309.3**	327.1	5	(1)
Profit[3]	**83.7**	85.4	(2)	2
Earnings per share – adjusted	**9.0p**	9.1p	(1)	
Interim dividend	**1.85p**	1.7p	9	

GROUP OPERATING PROFIT margin[4] maintained at 20%

TURNOVER IN ELECTRONIC BROKING rose to £39.9 million (2003: £29.5million) and profit[5] rose to £9.4 million (2003: £1.2 million)

STATUTORY PROFIT AFTER TAX was £37.5 million (2003: £48.2 million). Basic earnings per share were 6.3p (2003: 8.3p)

Notes
1 Reported exchange rates.
2 Constant exchange rate variances are calculated by restating the six months to 30 September 2003 (the prior period) at the average exchange rate that prevailed for the six months to 30 September 2004 (the current period). Additionally, an adjustment is made to the current period to ensure that there is an equal time period of contribution from acquisitions in the current and prior periods.
3 Profit is defined as pre-tax profit before goodwill amortisation, and exceptional items.
4 Group operating profit before tax, goodwill amortisation and exceptional items as a percentage of group turnover.
5 Group operating profit before tax, goodwill amortisation and exceptional items.

Group Chief Executive Officer's Review This has been a demanding half-year with an encouraging outcome given the market conditions. Growth in overall market volumes has been subdued compared to the sustained growth that we have experienced in previous years. We have successfully managed to keep our costs under control and have reduced the cost base for the second half.

Operating review
Profit before tax, goodwill amortisation and exceptionals was £83.7 million compared to £85.4 million. Currency movements, in particular the weakness of the US dollar against sterling, had a £28.9 million adverse impact on Group turnover and reduced the Group's pre-tax profit, before goodwill amortisation and exceptional items, by £5.8 million. Profit before tax on a statutory basis was £58.9 million compared to £71.3 million.

Following the successful integration of BrokerTec the performance of our electronic broking businesses has been outstanding with rising volumes and significant market share advances. Profit[1] rose from £1.2 million to £9.4 million. In contrast, voice broking felt the impact of rising or static interest rates, with profit[1] declining to £60.9 million from £72.1 million in the previous year.

Electronic broking The combination of voice and electronic broking brings clear benefits to both businesses. We now have four years experience of managing these parallel businesses, controlling costs and motivating our staff. The integration of our electronic broking systems with the banks' internal systems has created an invaluable e-broking franchise.

There was a 35% increase in turnover in electronic broking to £39.9 million. The operating profit margin improved to 24%, demonstrating the substantial operational leverage in these businesses.

Volumes on ICAP's electronic broking platforms reached record levels of US$46 trillion in the third quarter of 2004, up 63% on the same period in 2003.

In the key US Treasury market, electronic volume increased by 59% over the previous year to reach US$9 trillion for the quarter. We estimate that our combined voice and electronic market share overall in US Treasury products exceeded 58% for the quarter, a significant increase from 41% in the same period in 2003. ICAP is also firmly established as market leader in the European and US$ repo markets where electronic broking volumes in the 3rd quarter grew significantly to reach US$18 trillion in Europe and US$19 trillion in North America.

The BrokerTec system is continually enhanced, providing traders with more functionality and more effective ways to manage market and credit risk. Credit derivatives are the latest products to be added to the platform and operate alongside ICAP's voice broking businesses. This is a rapidly growing market where electronic trading of credit indices is really taking off.

A further important development was the launch of electronic broking of EONIA (the short end of the Euro interest rate swaps market) in September. 17 banks are currently trading electronically with a further 14 preparing to use the system. Volumes and volume growth since the launch have been very encouraging bringing new business in addition to our existing voice only business. Already nearly 20% of our EONIA volume is electronic – a significant achievement and better than anticipated.

i-Forwards, ICAP's electronic broking system for forward foreign exchange, is being tested by a small number of London clients. Live trades have been executed in each of the launch currencies; Euro, Sterling and Yen. Both fully electronic and voice assisted trades share a combined liquidity pool between the participating centres; London, New York and Copenhagen. By early 2005 a further 25 banks are expected to be added to the system.

Derivatives and money broking ICAP's turnover in derivatives and money markets fell from £160.7 million to £148.7 million, generating profit[1] of £32.2 million (2003 - £35.5 million). Interest rate swap volatility fell back to 2002 levels during the summer and market volumes followed. With Euro interest rates on hold, medium term interest rate markets were slower. The US dollar, Sterling and Yen markets remained comparatively busy, as were interest rate options.

Securities broking The overall effect of changes in market activity was reduced turnover of £162.8 million, generating a profit[1] of £25.7 million (2003 - £34.2 million). Rising interest rates depressed issuance in the corporate bond and mortgage markets, but emerging markets attracted increased activity. Issuance to fund rising deficits fuelled volumes in the government bond markets. Average daily US Treasury volumes grew to $478 billion/day in the third quarter of 2004, 6.9% below the previous quarter but 3% above the same period in the previous year.

Energy ICAP Energy's turnover rose to £23.7 million from £20.0 million in 2003. Profit[1] rose to £3.0 million. The energy markets have generally been more active with oil being the most visible. Revenues in the North American electricity market grew by 45%, where new clearing mechanisms have attracted new market entrants. In Europe, electronic broking has expanded considerably.

Information services The sale of financial information remains very competitive as our customers continue to operate in tight markets. We are investing in a more sophisticated system to improve information retrieval and distribution. Profit[1] from information services was unchanged at £7.3 million.

Note
1 Profit is defined as pre-tax operating profit before goodwill amortisation, exceptional items, interest and share of operating profit of joint ventures and associates. We continue to believe that this measure better reflects the Group's performance and it is reconciled to statutory profit before interest and tax in the segmental analysis shown in note 2.

Geographic analysis America was the most profitable region with turnover of £179.7 million generating profit[1] of £39.1 million (2003 - £35.8 million), a margin of 22%. Turnover in Europe was £166.2 million, generating profit[1] of £33.5 million (2003 - £40.9 million). Profit[1] in Asia Pacific grew to £5.0 million (2003 - £3.9 million) on turnover of £41.0 million.

International Financial Reporting Standards
The Group will be implementing International Financial Reporting Standards (IFRS) for the financial year ending 31 March 2006 and work to meet the IFRS requirements is progressing to plan.

The preliminary results for the year ended 31 March 2005 will be announced on 24 May 2005. These results will be on a UK GAAP basis, and in addition it is intended to provide an unaudited reconciliation of the profit and loss account and net assets between UK GAAP and IFRS.

Fully restated audited accounts under IFRS for the year ended 31 March 2005 will be presented on the day of the Annual General Meeting, which is scheduled to take place in July 2005.

Dividend and share repurchase activities
An interim dividend of 1.85 pence per share (2003: 1.7 pence) covering the six-month period to 30 September 2004 will be paid on 25 February 2005 to shareholders on the register on 28 January 2005.

During the first half of the financial year 7,920,000 ICAP plc 10p ordinary shares were purchased and cancelled at an average price of 217p per ordinary share.

Outlook
ICAP is a growth business in a growth market. Our strategy remains to grow both organically and through selective acquisition to take our share of the combined voice and electronic market from a current 28% to exceed 35%. Historically, underlying market revenue growth has been between 3% and 5% and we believe that the long-term trend will remain at these levels. In 2003 market activity grew significantly more quickly at circa 7%, but this year growth has been closer to zero.

The growth drivers in our markets include:

- interest rate volatility
- increased commitment of risk capital to the interest rate, energy and FX markets by the hedge funds and banks
- growth in bond issuance, driven by national deficit funding or capital raising by corporate and financial institutions
- market share changes from industry consolidation
- development of new markets e.g. Korea, China and Latin America
- introduction of new products e.g. carbon emissions, coal and freight.

In the more liquid and commoditised markets, electronic broking creates additional growth opportunities through:

- the efficiency of electronic broking increasing trading volumes and attracting business previously traded directly between banks
- increased market concentration and high barriers to entry resulting in fewer players with larger market shares
- increased integration with the banks' client trading systems and "black box" trading systems.

ICAP's operations combine voice and electronic broking but we now consider our competitors in two distinct groups; those who have traction in electronic broking and the remainder who only have voice broking capabilities. We have demonstrated our market leadership in both of these sectors, which will develop at different rates.

After a very slow summer we have seen some improvement in overall market activity. Since the US election, activity levels have risen slightly. The performance of our electronic broking businesses continues to be exceptionally encouraging. Hedge funds have historically been involved in the derivatives and fixed income markets, through the banks. Their appetite fell away during the summer but it seems likely that with increasing assets under management, they will soon return to these markets.

We have demonstrated the resilience of our business in the face of slower markets and the weak US dollar. Assuming current market activity levels continue (and an exchange rate of £1:$1.85), we remain on track to deliver improved results in the current year, assisted by reductions in our cost base.

Michael Spencer
Group Chief Executive Officer

Consolidated Profit and Loss Account

		Unaudited 6 months ended 30 September 2004			
	Note	Before goodwill amortisation and exceptional items £m	Goodwill £m	Exceptional items (note 4) £m	Total £m
Turnover including share of joint ventures	2	395.8	–	–	395.8
Less share of joint ventures' turnover		(8.9)	–	–	(8.9)
Group turnover		386.9	–	–	386.9
Net operating expenses	3	(309.3)	(18.6)	(6.0)	(333.9)
Group operating profit		77.6	(18.6)	(6.0)	53.0
Share of operating profit of joint ventures and associates		3.8	(0.2)	–	3.6
Total operating profit		81.4	(18.8)	(6.0)	56.6
Net profit on disposal of tangible fixed assets		–	–	–	–
Profit before interest	2	81.4	(18.8)	(6.0)	56.6
Net interest receivable		2.3	–	–	2.3
Profit on ordinary activities before taxation		83.7	(18.8)	(6.0)	58.9
Taxation on profit on ordinary activities	5	(28.8)	5.6	1.8	(21.4)
Profit on ordinary activities after taxation		54.9	(13.2)	(4.2)	37.5
Minority interests – equity		(0.8)	–	–	(0.8)
Profit for the financial year		54.1	(13.2)	(4.2)	36.7
Dividends	6	(12.5)	–	–	(12.5)
Retained profit for the financial year		41.6	(13.2)	(4.2)	24.2
Earnings per 10p ordinary share					
– basic	7				6.3p
– diluted	7				5.9p
– adjusted	7	9.0p			

The Group's results are derived wholly from continuing operations.

Unaudited 6 months ended 30 September 2003				Audited year ended 31 March 2004			
Before goodwill amortisation and exceptional items £m	Goodwill £m	Exceptional items (note 4) £m	Total £m	Before goodwill amortisation and exceptional items £m	Goodwill £m	Exceptional items (note 4) £m	Total £m
417.5	–	–	417.5	819.3	–	–	819.3
(9.8)	–	–	(9.8)	(17.9)	–	–	(17.9)
407.7	–	–	407.7	801.4	–	–	801.4
(327.1)	(17.7)	(0.9)	(345.7)	(641.1)	(38.4)	(5.3)	(684.8)
80.6	(17.7)	(0.9)	62.0	160.3	(38.4)	(5.3)	116.6
4.6	(0.1)	–	4.5	8.3	(0.4)	–	7.9
85.2	(17.8)	(0.9)	66.5	168.6	(38.8)	(5.3)	124.5
–	–	4.6	4.6	–	–	4.4	4.4
85.2	(17.8)	3.7	71.1	168.6	(38.8)	(0.9)	128.9
0.2	–	–	0.2	1.6	–	–	1.6
85.4	(17.8)	3.7	71.3	170.2	(38.8)	(0.9)	130.5
(29.7)	5.6	1.0	(23.1)	(57.6)	12.0	2.8	(42.8)
55.7	(12.2)	4.7	48.2	112.6	(26.8)	1.9	87.7
(2.1)	–	–	(2.1)	(3.2)	–	–	(3.2)
53.6	(12.2)	4.7	46.1	109.4	(26.8)	1.9	84.5
(12.4)	–	–	(12.4)	(44.9)	–	–	(44.9)
41.2	(12.2)	4.7	33.7	64.5	(26.8)	1.9	39.6
			8.3p				15.1p
			7.7p				13.8p
9.1p				18.4p			

Consolidated Balance Sheet

	Note	Unaudited as at 30 September 2004 £m	Unaudited as at 30 September 2003* £m	Audited as at 31 March 2004 £m
Fixed assets				
Intangible assets		**230.4**	282.1	269.0
Tangible assets		**76.1**	65.4	64.7
Investments in joint ventures		**6.4**	6.3	6.7
Investments in associates		**10.5**	6.2	6.6
Other investments		**7.8**	3.3	3.2
		331.2	363.3	350.2
Current assets				
Debtors	8	**766.5**	1,178.9	521.0
Investments		**15.6**	15.5	15.9
Cash at bank and in hand		**169.2**	194.9	214.2
		951.3	1,389.3	751.1
Creditors: amounts falling due within one year	8	**(792.6)**	(1,254.2)	(589.7)
Net current assets		**158.7**	135.1	161.4
Total assets less current liabilities		**489.9**	498.4	511.6
Creditors: amounts falling due after more than one year		**(17.9)**	(13.0)	(21.5)
Provisions for liabilities and charges		**(13.3)**	(8.4)	(11.2)
Net assets		**458.7**	477.0	478.9
Capital and reserves				
Called up share capital	9	**60.5**	57.5	57.8
Contingent share capital	9	**5.6**	96.8	108.1
Share premium account	9	**215.0**	141.7	143.7
Other reserves	9	**29.1**	31.4	28.0
Profit and loss account	9	**139.0**	140.1	130.6
Shareholders' funds – equity		**449.2**	467.5	468.2
Minority interests – equity		**9.5**	9.5	10.7
		458.7	477.0	478.9

* Restated following the adoption of UITF 38 (note 1)

Consolidated Statement of Total Recognised Gains and Losses

	Note	Unaudited 6 months ended 30 September 2004 £m	Unaudited 6 months ended 30 September 2003 £m	Audited year ended 31 March 2004 £m
Profit for the financial period		**36.7**	46.1	84.5
Adjustments to reserves				
– Exchange adjustments on net investments in overseas undertakings	9	**4.5**	(8.6)	(27.5)
Total recognised gains and losses for the period		**41.2**	37.5	57.0

Reconciliation of Movements in Consolidated Shareholders' Funds

	Note	Unaudited 6 months ended 30 September 2004 £m	Unaudited 6 months ended 30 September 2003* £m	Audited year ended 31 March 2004 £m
Profit for the financial period		**36.7**	46.1	84.5
Dividends		**(12.5)**	(12.4)	(44.9)
Retained profit for the financial period		**24.2**	33.7	39.6
Other recognised gains and losses	9	**4.5**	(8.6)	(27.5)
Movement in contingent share capital	9	**(102.5)**	73.9	85.2
Ordinary shares issued	9	**74.8**	117.7	120.0
Ordinary shares cancelled	9	**(17.3)**	–	–
Increase in investment in own shares	9	**(2.7)**	(4.0)	(1.7)
Net increase in shareholders' funds		**(19.0)**	212.7	215.6
Opening shareholders' funds		**468.2**	254.8	252.6
Closing shareholders' funds		**449.2**	467.5	468.2

* Restated following the adoption of UITF 38 (note 1))

Consolidated Cash Flow Statement

	Note	**Unaudited 6 months ended 30 September 2004 £m**	Unaudited 6 months ended 30 September 2003 £m	Audited year ended 31 March 2004 £m
Cash inflow from operating activities				
Before operating exceptional items	10(a)	**61.9**	81.5	182.9
Operating exceptional items paid		**(0.6)**	(1.7)	(5.6)
		61.3	79.8	177.3
Dividends received from joint ventures and associates		**2.7**	1.8	3.6
Returns on investments and servicing of finance		**0.3**	(0.2)	1.3
Taxation		**(19.2)**	(18.5)	(49.7)
Capital expenditure and financial investment		**(34.0)**	(13.6)	(23.6)
Acquisitions and disposals		**(15.8)**	(4.7)	(13.0)
Equity dividends paid		**(34.0)**	(26.1)	(35.7)
Management of liquid resources		**0.5**	1.1	(0.2)
Financing		**(12.6)**	(0.2)	1.1
(Decrease)/increase in cash in the period	10(b)	**(50.8)**	19.4	61.1

1 Basis of preparation

The Interim Report has been prepared under the historical cost convention, in accordance with applicable United Kingdom accounting standards and in accordance with the accounting policies and definitions set out in the Annual Report of ICAP plc for the year ended 31 March 2004.

In the Annual Report for the year ended 31 March 2004, the Group adopted the provisions of UITF 38 "Accounting for ESOP Trusts". The results for the 6 months to 30 September 2003 have therefore been restated accordingly. The effect on the Group's balance sheet has been to reduce equity shareholders' funds by £4.0m as at 30 September 2003. There is no impact on the profit and loss account for the 6 months to 30 September 2003.

The Interim Report is unaudited but has been reviewed by the auditors, PricewaterhouseCoopers LLP, and their report is set out on page 17. The statutory accounts to 31 March 2004 have been filed with the Registrar of Companies and the auditors issued an unqualified report thereon which did not contain any statement under Section 237 of the Companies Act 1985.

2 Segmental information

(a) Turnover

Analysis by activity	6 months ended 30 September 2004			6 months ended 30 September 2003		
	Continuing operations £m	Joint ventures £m	Total £m	Continuing operations £m	Joint ventures £m	Total £m
Securities broking	**162.8**	**1.6**	**164.4**	186.3	2.7	189.0
Derivatives and money broking	**148.7**	**7.3**	**156.0**	160.7	7.1	167.8
Energy broking	**23.7**	**–**	**23.7**	20.0	–	20.0
Electronic broking	**39.9**	**–**	**39.9**	29.5	–	29.5
Information services	**11.8**	**–**	**11.8**	11.2	–	11.2
	386.9	**8.9**	**395.8**	407.7	9.8	417.5

	Year ended 31 March 2004		
	Continuing operations £m	Joint ventures £m	Total £m
Securities broking	365.0	4.3	369.3
Derivatives and money broking	309.2	13.6	322.8
Energy broking	41.4	–	41.4
Electronic broking	62.0	–	62.0
Information services	23.8	–	23.8
	801.4	17.9	819.3

2 Segmental information continued

Analysis by geographic location	**6 months ended 30 September 2004**			6 months ended 30 September 2003		
	Continuing operations £m	**Joint ventures £m**	**Total £m**	Continuing operations £m	Joint ventures £m	Total £m
Americas	**179.7**	**5.1**	**184.8**	192.4	7.0	199.4
Europe	**166.2**	**2.5**	**168.7**	172.1	2.5	174.6
Asia Pacific	**41.0**	**1.3**	**42.3**	43.2	0.3	43.5
	386.9	**8.9**	**395.8**	407.7	9.8	417.5

	Year ended 31 March 2004		
	Continuing operations £m	Joint ventures £m	Total £m
Americas	371.7	12.1	383.8
Europe	345.1	5.2	350.3
Asia Pacific	84.6	0.6	85.2
	801.4	17.9	819.3

The geographic analysis presented above shows the Group's turnover by origin. There is no material difference between the Group's turnover by origin and its turnover by destination.

(b) **Profit before interest**

Analysis by activity	**6 months ended 30 September 2004**				
	Continuing operations before goodwill £m	**Joint ventures and associates £m**	**Total before goodwill £m**	**Goodwill £m**	**Total £m**
Securities broking	**25.7**	**0.1**	**25.8**	**(5.3)**	**20.5**
Derivatives and money broking	**32.2**	**3.7**	**35.9**	**(3.5)**	**32.4**
Energy broking	**3.0**	**–**	**3.0**	**(1.4)**	**1.6**
Electronic broking	**9.4**	**–**	**9.4**	**(5.8)**	**3.6**
Information services	**7.3**	**–**	**7.3**	**(2.8)**	**4.5**
	77.6	**3.8**	**81.4**	**(18.8)**	**62.6**
Exceptional items (note 4)					**(6.0)**
Total					**56.6**

	6 months ended 30 September 2003				
	Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	Goodwill £m	Total £m
Securities broking	34.2	0.5	34.7	(5.5)	29.2
Derivatives and money broking	35.5	3.9	39.4	(3.5)	35.9
Energy broking	2.4	–	2.4	(1.4)	1.0
Electronic broking	1.2	0.2	1.4	(4.9)	(3.5)
Information services	7.3	–	7.3	(2.5)	4.8
	80.6	4.6	85.2	(17.8)	67.4
Exceptional items (note 4)					3.7
Total					71.1

2 **Segmental information** continued

	Year ended 31 March 2004				
	Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	Goodwill £m	Total £m
Securities broking	66.5	0.7	67.2	(11.1)	56.1
Derivatives and money broking	68.5	7.0	75.5	(7.4)	68.1
Energy broking	5.2	–	5.2	(2.9)	2.3
Electronic broking	4.7	0.6	5.3	(11.6)	(6.3)
Information services	15.4	–	15.4	(5.8)	9.6
	160.3	8.3	168.6	(38.8)	129.8
Exceptional items (note 4)					(0.9)
Total					128.9

Analysis by geographic location

	6 months ended 30 September 2004				
	Continuing operations before goodwill £m	**Joint ventures and associates £m**	**Total before goodwill £m**	**Goodwill £m**	**Total £m**
Americas	39.1	1.5	40.6	(12.1)	28.5
Europe	33.5	0.7	34.2	(5.3)	28.9
Asia Pacific	5.0	1.6	6.6	(1.4)	5.2
	77.6	**3.8**	**81.4**	**(18.8)**	**62.6**
Exceptional items (note 4)					**(6.0)**
Total					**56.6**

	6 months ended 30 September 2003				
	Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	Goodwill £m	Total £m
Americas	35.8	2.1	37.9	(13.0)	24.9
Europe	40.9	1.3	42.2	(3.4)	38.8
Asia Pacific	3.9	1.2	5.1	(1.4)	3.7
	80.6	4.6	85.2	(17.8)	67.4
Exceptional items (note 4)					3.7
Total					71.1

2 Segmental information continued

	Year ended 31 March 2004				
	Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	Goodwill £m	Total £m
Americas	71.0	3.7	74.7	(28.7)	46.0
Europe	81.9	2.8	84.7	(7.3)	77.4
Asia Pacific	7.4	1.8	9.2	(2.8)	6.4
	160.3	8.3	168.6	(38.8)	129.8
Exceptional items (note 4)					(0.9)
Total					128.9

3 Net operating expenses

Net operating expenses include other operating income of £5.8m (6 months to 30 September 2003 – £5.5m; year ended 31 March 2004 – £12.1m) principally consisting of £4.5m relating to a government grant receivable for the current period in the US under a Business Employment Incentive Program (BEIP).

4 Exceptional items

	6 months ended 30 September 2004 £m	6 months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Operating exceptional items			
Property and move related expenses	**(6.1)**	(1.8)	(2.4)
Exceptional items relating to acquisitions	**0.1**	(1.9)	(5.6)
Other operating exceptional items	**–**	2.8	2.7
	(6.0)	(0.9)	(5.3)
Non-operating exceptional items			
Profit on disposal of tangible fixed assets	**–**	4.6	4.4
Exceptional items included in profit before taxation	**(6.0)**	3.7	(0.9)
Taxation	**1.8**	1.0	2.8
Total exceptional items	**(4.2)**	4.7	1.9

5 Taxation on profit on ordinary activities

	6 months ended 30 September 2004 £m	6 months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Current taxation			
UK Corporation Tax at 30.0%			
– Current period	**10.1**	11.4	30.4
– Double tax relief	**(3.0)**	–	(4.9)
– Adjustment to prior periods	**(0.8)**	(1.9)	0.6
Overseas taxation			
– Current period	**16.6**	12.2	25.6
– Adjustment to prior periods	**(0.3)**	4.7	9.9
	22.6	26.4	61.6
Share of taxation of joint ventures and associates	**1.4**	1.8	3.0
	24.0	28.2	64.6
Deferred taxation	**(2.6)**	(5.1)	(21.8)
	21.4	23.1	42.8

The Group's tax charge is stated after taking into account the tax effect of exceptional items which reduced the Group's tax charge by £1.8m (30 September 2003 – £1.0m; 31 March 2004 – £2.8m). The tax charge for the period to 30 September 2004 also includes tax relief of £5.6m for goodwill on acquisitions (30 September 2003 – £5.6m; 31 March 2004 – £12.0m).

The Group's tax charge exceeds the UK statutory rate because of the tax effect of costs that are not deductible for tax purposes and the higher corporate tax rates applying to certain overseas profits.

6 Dividends

	6 months ended 30 September 2004 £m	6 months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Dividends in respect of ordinary shares:			
Interim dividend of 1.85p per 10p ordinary share (2003 – 1.7p per share)	**11.0**	9.6	9.6
Final dividend of 5.7p per 10p ordinary share	**–**	–	32.5
Adjustment to dividend declared in prior period	**1.5**	2.8	2.8
	12.5	12.4	44.9

The adjustment of £1.5m relates to the additional final dividend paid for the year ended 31 March 2004 in respect of the further shares issued in July 2004 for the BrokerTec acquisition.

7 Earnings per 10p ordinary share

Basic earnings per share is calculated by dividing the profit for the financial period of £36.7m (6 months ended 30 September 2003 – £46.1m; year ended 31 March 2004 – £84.5m) by the weighted average number of ordinary 10p shares in issue during the period of 579.0m shares (6 months ended 30 September 2003 – 555.0m; year ended 31 March 2004 – 561.4m).

The weighted average number of ordinary shares in issue excludes the weighted average number of shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled, being 9.9m shares (6 months ended 30 September 2003 – 8.0m; year ended 31 March 2004 – 8.3m).

Adjusted earnings per share is based on earnings before goodwill amortisation and exceptional items (and their tax effects) and is presented in order to assist in the understanding of the underlying performance of the Group's businesses. Since post acquisition profits are included in earnings, the adjusted weighted average number of shares takes into account the effect of contingent share capital.

Diluted earnings per share takes into account the dilutive effect of share options outstanding under the Company's employee share schemes and the dilutive effect of contingent share capital.

	6 months ended 30 September 2004 £m	6 months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Earnings			
Profit for the financial period	**36.7**	46.1	84.5
Goodwill amortisation	**18.8**	17.8	38.8
Exceptional items (note 4)	**6.0**	(3.7)	0.9
Taxation on exceptional items and goodwill amortisation	**(7.4)**	(6.6)	(14.8)
Adjusted earnings	**54.1**	53.6	109.4
	Shares millions	Shares millions	Shares millions
Weighted average number of shares			
Basic	**579.0**	555.0	561.4
Dilutive effect of contingent share capital	**23.8**	32.0	34.5
Adjusted	**602.8**	587.0	595.9
Dilutive effect of share options	**14.7**	11.0	16.0
Diluted	**617.5**	598.0	611.9
	Pence	Pence	Pence
Earnings per share			
Basic	**6.3**	8.3	15.1
Diluted	**5.9**	7.7	13.8
Adjusted	**9.0**	9.1	18.4

8 Matched principal business

Certain companies in the Group are involved as principal in the purchase and simultaneous commitment to sell securities between third parties.

In accordance with the Group's accounting policies, outstanding transactions which have gone beyond settlement date (initially unsettled transactions) and where neither side of the transaction has settled are shown gross and are included in trade debtors and trade creditors. As at 30 September 2004 such amounts included in both debtors and creditors were £569m (30 September 2003 – £1,008m; 31 March 2004 – £349m). Substantially all of these trades have now settled.

9 Capital and reserves

	Share capital £m	Contingent share capital £m	Share premium account £m	Other reserves £m	Profit and loss account £m	Total £m
As at 1 April 2004	57.8	108.1	143.7	28.0	130.6	468.2
Contingent share capital issued (a)	3.4	(96.1)	70.9	–	–	(21.8)
Other ordinary shares issued	0.1	–	0.4	–	–	0.5
Ordinary shares cancelled (b)	(0.8)	–	–	0.8	(17.3)	(17.3)
Other movements in contingent share capital (c)	–	(6.4)	–	–	–	(6.4)
Increase in investment in own shares	–	–	–	–	(2.7)	(2.7)
Retained profit for the period	–	–	–	–	24.2	24.2
Exchange adjustments on net investments in overseas undertakings	–	–	–	0.3	4.2	4.5
As at 30 September 2004	**60.5**	**5.6**	**215.0**	**29.1**	**139.0**	**449.2**

(a) In July 2004, 33,720,495 ordinary shares of 10p each with a net market value of £74.3m were issued as final consideration to acquire BrokerTec from its former shareholders. These shares were included within contingent share capital as at 31 March 2004 at a market value of £96.1m.

(b) During the period the Company repurchased 7,920,000 ordinary shares of 10p each at a cost of £17.3m. These shares were subsequently cancelled.

(c) During the period the directors of ICAP exercised the Group's option to satisfy deferred consideration payments for the First Brokers and ICAP Energy acquisitions in cash, rather than shares. Contingent share capital has been reduced by £6.2m accordingly. Further adjustments have been made to contingent share capital as a result of the re-estimation of the contingent consideration due for First Brokers and ICAP Energy.

10 Cash flow

(a) Reconciliation of operating profit to net cash inflow from operating activities	6 months ended 30 September 2004 £m	6 months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Total operating profit	**56.6**	66.5	124.5
Operating exceptional items	**6.0**	0.9	5.3
Share of operating profits and losses of joint ventures and associates	**(3.6)**	(4.5)	(7.9)
Depreciation of tangible fixed assets	**11.8**	14.2	26.9
Amortisation of goodwill	**18.6**	17.7	38.4
Amortisation of other investments	**–**	–	0.1
Amortisation of the cost of own shares	**1.2**	0.5	1.0
Loss on sale of fixed assets	**0.2**	–	0.4
Increase in debtors	**(42.1)**	(31.5)	(14.2)
Increase in creditors	**13.2**	17.7	8.4
Cash inflow from operating activities before operating exceptional items	**61.9**	81.5	182.9

10 Cash flow continued

(b) Reconciliation of net cash inflow to movement in net funds	6 months ended 30 September 2004 £m	6 months ended 30 September 2003 £m	Year ended 31 March 2004 £m
(Decrease)/increase in cash in the period	**(50.8)**	19.4	61.1
Cash outflow from financing	**0.7**	0.6	1.3
Cash (inflow)/outflow from management of liquid resources	**(0.5)**	(1.1)	0.2
(Decrease)/increase in net funds resulting from cash flows	**(50.6)**	18.9	62.6
Exchange adjustments	**1.2**	(5.2)	(21.7)
Current asset investments acquired with subsidiary	**–**	5.4	6.1
Finance leases acquired with subsidiary	**–**	(3.8)	(3.8)
Other non-cash movements	**–**	–	(0.6)
(Decrease)/increase in net funds	**(49.4)**	15.3	42.6
Opening net funds	**227.2**	184.6	184.6
Closing net funds	**177.8**	199.9	227.2

11 Contingent liabilities

(a) In July 2003, it was announced that two of the Group's subsidiary undertakings and the Company were among those being sued in connection with an alleged infringement of patent number 6,560,580 in the United States of America. The Group has rejected the claim and in January 2004 the United States court for the district of Delaware denied the claimant's request for a preliminary injunction. In September 2004 the Court granted the Company's application to be dismissed from the case. The action continues and is expected to be heard in 2005.

On 27 May 2004, a co-defendant announced that as part of the court proceedings the claimant has now stated its damage claims against the defendants, including the Group, to be an amount of up to $64m as of 31 March 2004.

At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Group, but based on current available information and after consultation with the Group's lawyers the directors continue to expect a successful outcome for the Group. No provision has been made in the financial statements for the year ended 31 March 2004 or the period ended 30 September 2004.

(b) From time to time the Group is engaged in litigation on employee related and other matters. It is not possible to quantify the extent of such liabilities but they are not expected to have a material, adverse effect on the Group's results or net assets.

12 Exchange Rates

	Closing rate as at 30 September 2004	Closing rate as at 30 September 2003	Closing rate as at 31 March 2004	Average rate 6 months ended 30 September 2004	Average rate 6 months ended 30 September 2003	Average rate year ended 31 March 2004
US Dollar	1.81	1.66	1.84	1.81	1.62	1.70
Euro	1.46	1.43	1.50	1.49	1.43	1.44
Yen	199.44	185.60	191.20	198.14	190.87	191.50

Independent Review Report to ICAP plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated shareholders' funds, the consolidated cash flow statement and notes 1 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
24 November 2004



ICAP plc

2 Broadgate
London
EC2M 7UR
United Kingdom

Telephone 44 20 7000 5000
Facsimilie 44 20 7000 5975

e-mail investors@icap.com
www.icap.com

